UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-38628

SilverCrest Metals Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐      Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVERCREST METALS INC.

Date: January 13, 2025	By:	/s/ Sean Deissner
	Name:	Sean Deissner
	Title:	VP, Financial Reporting

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Notice of Special Meeting and Management Information Circular dated January 8, 2025
99.2	Proxy
99.3	VIF
99.4	Letter of Transmittal
99.5	Certificate